UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                        ----------------

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 1  )


                     TITAN EXPLORATION, INC.
  ------------------------------------------------------------
                        (Name of Issuer)

                          Common Stock
  ------------------------------------------------------------
                 (Title of Class of Securities)

                            888289105
                 ------------------------------
                         (CUSIP Number)

                    Dennis P. R. Codon, Esq.
     Vice President, Chief Legal Officer and General Counsel
                       UNOCAL CORPORATION
                2141 Rosecrans Avenue, Suite 4000
                  El Segundo, California 90245
                         (310) 726-7600

  ------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        December 13, 1999
                   --------------------------
          (Date of Event which Requires Filing of this
                           Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box: / /



                (continued on following pages(s))

------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Unocal Corporation., I.R.S. No.: 95-3825062
------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /X/
    N/A
------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------
4   SOURCE OF FUNDS *
    00
------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                / /
------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
------------------------------------------------------------

 NUMBER OF          7   SOLE VOTING POWER           -0-
  SHARES             ------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER
 OWNED BY               4,458,393 shares of Common Stock
   EACH             ------------------------------------------
REPORTING           9   SOLE DISPOSITIVE POWER      -0-
  PERSON            ------------------------------------------
   WITH             10  SHARED DISPOSITIVE POWER    -0-
------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    Same as 7 above.
------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                           / /
     N/A
------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.1%
------------------------------------------------------------
14  TYPE OF REPORTING PERSON *

    CO
------------------------------------------------------------

------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Union Oil Company of California., I.R.S. No.: 95-1315450

------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) /X/
    N/A
------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                /X/
------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
------------------------------------------------------------

 NUMBER OF          7   SOLE VOTING POWER           -0-
  SHARES            ------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER
 OWNED BY               4,458,393 shares of Common Stock
   EACH             ------------------------------------------
REPORTTING          9   SOLE DISPOSITIVE POWER      -0-
  PERSON            ------------------------------------------
   WITH             10  SHARED DISPOSITIVE POWER    -0-
------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    Same as 7 above.
------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                              / /
    N/A
------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    11.1%
------------------------------------------------------------
14  TYPE OF REPORTING PERSON *
    CO
-----------------------------------------------------------

                 AMENDMENT NO. 1 TO SCHEDULE 13D
                 -------------------------------

      Reference is made to the Statement on Schedule 13D (the "Statement") filed on December 23, 1999 by Unocal Corporation, a Delaware corporation, and Union Oil Company of California, a California corporation, with respect to shares of common stock of Titan Exploration, Inc., a Delaware corporation. Capitalized terms used but not defined herein have the meaning set forth in the Statement. This Amendment is being filed to correct the number of shares of Company Common Stock subject to the Voting Agreement and to correct an error in the exhibits filed with the Statement.

ITEM 4.   PURPOSE OF TRANSACTION:
----------------------------------

      The reference in the first paragraph of Item 4 of the Statement to "4,389,690 shares of Company Common Stock" is hereby amended to read "4,458,393 shares of Company Common Stock."

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER:
-------------------------------------------------

      The first paragraph of Item 5 of the Statement is hereby amended to read in its entirety as follows:

     Pursuant to the Merger Agreement, the Company represented to Union Oil that as of December 13, 1999, there were 40,189,843 outstanding shares of Company Common Stock. As a result of executing the Voting Agreement, Unocal and Union Oil may be deemed to beneficially own and have shared voting power with respect to the 4,458,393 shares of Company Common Stock covered thereby, which, based on such representation, constitutes approximately 11.1% of the total issued and outstanding shares of Company Common Stock as of December 13, 1999.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS:
--------------------------------------------

      Item 7 of the Statement is hereby amended to read in its entirety as follows:

Exhibit  2.1:   Voting Agreement between Union Oil  and  Jack  D.
Hightower dated December 13, 1999.

*Exhibit   2.2:    Directors  and  Officers  of   the   Surviving
Corporation  following the Merger (Schedule 1.6 to Agreement  and
Plan of Merger).

*Exhibit 2.3:  Agreement and Plan of Merger among Union Oil,  the
Company, Pure, and Merger Sub dated December 13, 1999 (with exhibits and schedules omitted).

*Exhibit 2.4: Business Opportunities Agreement among Union Oil, the Company, Merger Sub and Pure dated December 13, 1999.

*Exhibit 2.5:  Joint Filing Agreement.
----------------------
*  Previously filed

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date:  January 26, 2000                 UNOCAL CORPORATION


                                   By:  /s/ Douglas M. Miller
                                         ---------------------
                                   Name:   Douglas M. Miller
                                   Title:  Vice President,
                                           Corporate Development





                                      UNION OIL COMPANY OF
                                      CALIFORNIA


                                   By:  /s/ Douglas M. Miller
                                         ---------------------
                                   Name:   Douglas M. Miller
                                   Title:  Vice President,
                                           Corporate Development

                                                      EXHIBIT 2.1


                        VOTING AGREEMENT

     VOTING AGREEMENT ("Agreement") dated as of December 13, 1999 between Union Oil Company of California, a California corporation
("Union Oil"), and Jack D. Hightower (the "Stockholder").

                      W I T N E S S E T H:

     WHEREAS, as of the date hereof, the Stockholder beneficially owns an aggregate of 4,389,690 shares of Common Stock, par value $.01 per share ("Titan Common Stock"), of Titan Exploration, Inc., a Delaware corporation ("Titan") (such shares of Titan Common Stock and any shares of Titan Common Stock acquired by the Stockholder after the date hereof, the "Shares");

     WHEREAS, Union Oil is prepared to enter into an Agreement and Plan of Merger among Titan Resources Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Union Oil ("Resources"), TRH, Inc., a Delaware corporation and wholly owned subsidiary of Resources ("Sub"), and Titan (as amended from time to time, the "Merger Agreement") providing for the merger of Titan with Sub (the "Merger"), as a result of which Titan will become a wholly owned subsidiary of Resources;

     WHEREAS, in order to encourage Union Oil, Resources and Sub to enter into the Merger Agreement with Titan, the Stockholder is willing to enter into certain arrangements with respect to the Shares;

     NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. STOCKHOLDER'S SUPPORT OF THE MERGER. From the date hereof until the earliest to occur of (i) the termination of the Merger Agreement, and (ii) the consummation of the Merger:
          (a) The Stockholder agrees that it will maintain beneficial ownership of the Shares and will not, directly or indirectly, (i) sell, transfer, pledge or otherwise dispose of any Shares to any person other than Union Oil or its designee unless such person shall have agreed in writing to be bound by the terms of this Agreement, or (ii) grant a proxy with respect to any Shares to any person other than Union Oil or its designee, or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing.

          (b)   The  Stockholder  will not initiate,  solicit  or
     encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any merger, consolidation, share exchange, business combination or similar transaction involving Titan or any of its subsidiaries or the acquisition in any manner, directly or indirectly, of a material equity interest in any voting securities of, or a substantial portion of the assets of, Titan or any of its Subsidiaries, other than the transactions contemplated by this Agreement or the Merger Agreement (a ?Competing Transaction?), or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to, or endorse, any Competing Transaction, or authorize or permit any investment banker, financial advisor, attorney, accountant or other representative retained by the Stockholder to take any such action. The Stockholder shall promptly notify Union Oil of all relevant terms of any such inquiries or proposals received by the Stockholder or by any such investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters and if such inquiry or proposal is in writing, the Stockholder shall deliver or cause to be delivered to Union Oil a copy of such inquiry or proposal.

          (c) The Stockholder agrees that it will vote all Shares (i) in favor of approval of the Merger Agreement and any other matters that are conditions to consummation of the Merger and (ii) subject to the provisions of paragraph (d) below, against any combination proposal or other matter that may interfere or be inconsistent with the Merger (including without limitation a Competing Transaction).

          (d) The Stockholder agrees that, if requested by Union Oil, the Stockholder will not attend and the Stockholder will not vote the Shares at any annual or special meeting of stockholders at which a Competing Transaction is being considered, or execute any written consent of stockholders relating directly or indirectly to a Competing Transaction, during such period.

          (e)   The  Stockholder acknowledges that the  terms  of
     this  Agreement will be required to be described,  and  this
     Agreement   will  be  required  to  be  filed,  in   certain
     securities law filings relating to the Merger.

          (f) To the extent inconsistent with the provisions of this Section 1, the Stockholder hereby revokes any and all proxies with respect to the Shares or any other voting securities of Titan held by the Stockholder.

     Notwithstanding anything to the contrary set forth herein, this Agreement shall not restrict the Stockholder from acting in accordance with his fiduciary duties as an officer or director of Titan.

     In addition, this Agreement shall not be effective with respect to such number of Shares, if any, as shall be necessary so that none of the entry into this Agreement or the existence of this Agreement or the rights of Union Oil hereunder would cause Union Oil or any of its Affiliates to be deemed to be an "Acquiring Person" within the meaning of the Rights Agreement dated as of June 10, 1999 between Titan and First Union National Bank, as such Rights Agreement shall be amended from time to time.

     2.   MISCELLANEOUS

          (a) The Stockholder, on the one hand, and Union Oil, on the other, acknowledge and agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, in addition to any other stockholder to which they may be entitled at law or equity.

          (b) Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

          (c) All notices, consents, requests, instructions, approvals and other communications provided for herein shall be validly given, made or served, if in writing and delivered personally, by telecopy or sent by registered mail, postage prepaid:

          If to Union Oil:

          Union Oil Company of California
          One Sugar Creek Place
          14141 Southwest Freeway
          Sugar Land, Texas 77478
          Attention: Mr. Phil Ballard
          Facsimile No.: (281) 287-5170

          with a copy to:

          Union Oil Company of California
          2141 Rosecrans Avenue, Suite 4000
          El Segundo, California 90245
          Attention: (1)  General Counsel, and
                     (2)  Vice President, Corporate
                          Development
          Fax No:  (310) 726-7819

          If to the Stockholder:

          Titan Resources Holdings, Inc.
          500 West Texas
          Suite 200
          Midland, Texas 79701
          Attention: Jack D. Hightower
          Fax: (915) 687-3863

     or to such other address or telecopy number as any party may, from time to time, designate in a written notice given in a like manner. Notice given by telecopy shall be deemed delivered on the day the sender receives telecopy confirmation that such notice was received at the telecopy number of the addressee. Notice given by mail as set out above shall be deemed delivered three days after the date the same is postmarked.

          (d) From and after the termination of this Agreement, the covenants of the parties set forth herein shall be of no further force or effect and the parties shall be under no further obligation with respect thereto.

          (e) DEFINITIONS. For purposes of this Agreement, the following terms shall have the following meanings:

               (i) MERGER. "Merger" shall mean the transaction referred to in the second whereas clause of this Agreement, or any amendment to or modification that does not adversely affect the economic value of the Merger to the Stockholder pursuant to the transaction set forth in the Merger Agreement.

               (ii)   PERSON.    A   "person"  shall   mean   any
          individual,  firm,  corporation,  partnership,   trust,
          limited liability company or other entity.

          (f) DUE AUTHORIZATION; NO CONFLICTS. The Stockholder hereby represents and warrants to Union Oil as follows: the Stockholder has full power and authority to enter into this Agreement. Neither the execution or delivery of this Agreement nor the consummation of the transactions contem plated herein will (a) conflict with or result in a breach, default or violation of any agreement, proxy, document, instrument, judgment, decree, order, governmental permit, certificate, license, law, statute, rule or regulation to which the Stockholder is a party or to which it is subject,
     (b) result in the creation of any lien, charge or other encumbrance on any Shares or (c) require the Stockholder to obtain the consent of any private non-governmental third party. No consent, action, approval or authorization of, or registration, declaration or filing with, any governmental department, commission, agency or other instrumentality or any other person or entity is required to authorize, or is otherwise required in connection with, the execution and delivery of this Agreement or the Stockholder's performance of the terms of this Agreement or the validity or enforceability of this Agreement.

          (g) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and assigns, but, except as contemplated pursuant to paragraph 1(a), shall not be assignable by any party hereto without the prior written consent of the other parties hereto.

          (h) WAIVER. No party may waive any of the terms or conditions of this Agreement except by a duly signed writing referring to the specific provision to be waived.

          (i) GOVERNING LAW. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

          (j)   ENTIRE AGREEMENT.  This Agreement constitutes the
     entire  agreement,  and  supersedes  all  other  and   prior
     agreements and understandings, both written and oral, among the parties hereto.

          (k) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the Stockholder and Union Oil have each caused this Agreement to be duly executed as of the day and year first above written.

                              UNION OIL COMPANY OF
                              CALIFORNIA


                              By:  /s/ Timothy H. Ling
                                  -------------------
                                 Timothy H. Ling
                                 Executive Vice
                                 President, North
                                 American Energy
                                 Operations  and Chief  Financial
                                 Officer


                              JACK D. HIGHTOWER


                              /s/ Jack D. Hightower
                              ----------------------
                              Jack D. Hightower
                              President and Chief
                              Executive Officer